Exhibit 99.1

Exhibit 99.1 Results of General Shareholders’ Meeting for the Fiscal Year 2002

On the 21st of March 2003, the General Shareholders’ Meeting approved and ratified as follows.

1.	Non-consolidated Financial Statements of Kookmin Bank

(Unit: millions of Won unless indicated as otherwise)

As of December 31, 2002
Total assets	171,498,841
Total liabilities	161,449,445
Paid-in capital	1,641,293
Total shareholder’s equity	10,049,396

For the year ended December 31, 2002
Operating revenue	15,584,501
Ordinary income	1,893,618
Net income	1,310,291
Earnings per share (in Won)	4,123

Pursuant to the unqualified opinion of Kookmin Bank’s independent accountant, the non-consolidated financial statements were a fair representation of Kookmin Bank’s financial status in conformity with financial accounting standards generally accepted in the Republic of Korea.

2.	Cash dividend

(Unit: Won unless indicated as otherwise)

Dividend per stock	Dividend rate	Total payout	Payout ratio
1,000	20% of par value (2.38% of closing market price as at December 31, 2002)	325,232,596,000	24.82%

3.	Appointment of Directors

Twelve non executive directors and two executive directors were nominated and appointed to Kookmin Bank’s Board of Directors. Of 16 board members, 12(75%) are non executives and 4 are executives. The tenure of all the executive directors is three years and all non executive directors is one year.

List of Executive Directors

Name	Current Position	Career	Education	Member of Audit Committee
Sungnam Lee (11/11/1947)	Assistant Governor, Financial Supervisory Service	• Head of Examination Planning & Coordination Department, Financial Supervisory Service • Management Adviser, Bajae Travel Agency • General Manager, Citibank	• B.A. in English Literature, Ewha Womans University • Kyungki Women’s High School	Yes
Donald H. MacKenzie (12/20/1948)	Executive Vice President & Head of Risk Management Division, Kookmin Bank	• Country Manager, ING Bank Japan; Managing Director, ING Barings • Vice President, Goldman Sachs • Partner, KPMG Peat Marwick	• Canadian Institute of Chartered Accountants (CICA) • Accounting, finance, business administration, Simon Fraser University • B.A. in Economics, British Columbia University

List of Non-Executive Directors

Name	Current Position	Career	Education	Member of Audit Committee
Moonsoul Chung (03/07/1938)	Advisor, Mirae Corporation	• President, Lycos Korea • CEO, Mirae Corporation	• B.A. in Asian Philosophy, Won Kwang University
Sunjin Kim (06/08/1942)	President, Yuhan Corporation	• Member of Advisory on Stocks Practice of Korea Listed Companies Association • CEO, Janssen Korea • Vice President, Yuhan Corporation	• Completed EC CEO Course, Seoul National University • M.B.A., Korea University • B.A. in Business Administration, Korea University	Yes
Dongsoo Chung (09/24/1945)	—	• Deputy Minister, Ministry of Environment • Assistant Minister, Planning & Management Office, Ministry of Planning & Budget	• M.A. in Public Administration, University of Wisconsin at Madison • B.A. in Business Administration, Seoul National University	Yes

Name	Current Position	Career	Education	Member of Audit Committee
Richard Elliott Lint (01/04/1946)	Principal, Mercer Human Resource Consulting	• Deputy Chairman, Head of Oil, Gas & Pipeline Group, Scotia Capital • CEO & Chairman, Citibank Canada • Principal, McKinsey & Co. Toronto	• M.B.A., University of Toronto • B.A.SC (Industrial Engineering), University of Toronto
Kyunghee Yoon (01/05/1947)	Country Manager & Managing Director, ING Korea	• Managing Director & Branch Manager, ING Securities, Ltd., Seoul Branch • Director & Chief Representative, Baring Brothers Ltd., Seoul Representative Office	• Executive program for “Leading & Managing Change”, Stanford Business School • B.A in Law, Seoul National University	Yes
Seoungwoo Nam (05/13/1952)	CEO, Pulmuone Co., Ltd.	• CEO, Puchon Cartoon Network • President, Korea Health Food & Special Nutritive Food Association • CEO, ECMD Co., Ltd.	• Ph.D. in Food & Biotechnology, Yonsei University • M.S. in Food Science & Technology, Yonsei University • B.A. in Law, Seoul National University	Yes
Sukyoung Cha (06/09/1953)	President & CEO, Haitai Confectionery & Foods Co., Ltd.	• President & CEO, Procter & Gamble Korea • President & CEO, Ssangyong Paper Company • CFO, P&G Asia Headquarters, Hong Kong	• Attended School of Law, Indiana University • M.B.A., Johnson Graduate School of Management, Cornell University • B.A. School of Management, State University of New York
Bernard S. Black (11/13/1953)	Professor of Law, Stanford Law School	• Professor of Law, Columbia Law School • Senior Policy Advisor, Harvard Institute for International Development	• J.D., Stanford Law School • M.A. in Physics, UC Berkeley • B.A. in Physics, Princeton University
Kihong Kim (01/10/1957)	Professor of Business Administration, Chungbuk National University	• Research Fellow, Korea Institute of Fiscal Policy • Research Director, Korea Insurance Development Institute • Assistant Governor, Financial Supervisory Service	• Ph.D. in Business Administration, University of Georgia • M.B.A., University of Missouri • B.A in Business & Economics, Barat College
Eunjoo Park (06/03/1957)	CEO & Chief Editor, Gimm-Young Publishers, Inc.	• Member of Policy Advisory Committee, Ministry of Culture and Tourism • Member of Advisory Committee, People’s Solidarity for Participatory Democracy • Member, Korean Publishers’ Association	• M.A. in Graphic Communications Management & Technology, New York University • B.A. in Mathematics, Ewha Womans University

Name	Current Position	Career	Education	Member of Audit Committee
Cheolsoo Ahn (02/26/1962)	President & CEO, Ahnlab, Inc.

•    Chairman, Software Venture Association

•    Vice Chairman, Korea Venture Business Association

•    Counselor, Policy Development Division, Korea IT Industry Promotion Agency

•    Head of Pre-Medical Course, Dankook University

•    Completed Venture Business Course, Stanford University

•    M.S. in Management of Technology, Penn Engineering & Wharton School, University of Pennsylvania

•    Ph.D. in College of Medicine, Seoul National University

•    M.D. in College of Medicine, Seoul National University

Kyungbae Suh (01/14/1963)	President & CEO, AmorePacific Corporation	• President of Corporate Strategy, Pacific Corporation (Presently AmorePacific) • President & CEO, Pacific Pharmaceutical Company	• M.B.A., Cornell University • B.A. in Business Administration, Yonsei University

4.	Resolutions

All the six agenda items listed below were approved and ratified as originally proposed.

■	Agendum 1. Approval of Non Consolidated Financial Statements (Balance Sheet; Income Statement; and Statement of Appropriation of Retained Earnings) for The Fiscal Year 2002
■	Agendum 2. Amendments to the Articles of Incorporation
■	Agendum 3. Appointment of Directors
■	Agendum 4. Appointment to The Audit Committee Member Candidates That Are Not Non Executive Directors
■	Agendum 5. Appointment to The Audit Committee Member Candidates That Are Non Executive Directors
■	Agendum 6. Approval of Grant of Stock Option

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